

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

July 16, 2008

Mr. Todd Takeyasu
Chief Financial Officer
Penn West Energy Trust
Suite 2200, 425 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

> **Re:** **Penn West Energy Trust**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 001-32895**

Dear Mr. Takeyasu:

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief